
March 20, 2025

Ryan Cohen
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

      Re: GameStop Corp.
          Form 10-K for Fiscal Year Ended February 3, 2024
          Response dated February 12, 2025
          File No. 001-32637

Dear Ryan Cohen:

We have reviewed your February 12, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Form 10-K for Fiscal Year Ended February 3, 2024

Our portfolio of securities may be concentrated in one or a few holdings, which may result in a single holding..., page 11

1.   We note your response to prior comment 2, including your commitment to maintaining this risk factor in future filings. Please revise to disclose the role, if any, of the Investment Committee and/or the Board of Directors in specifically overseeing any investment risk as it relates to your Investment Policy and any decision to concentrate holdings.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Erica Hogan